SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

April 1, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Kathy Churko

Re:	BlackRock Inflation Protected Bond Portfolio, a series of BlackRock Funds V (File No. 811-23339)
BlackRock Dynamic High Income Portfolio and BlackRock Multi-Asset Income
Portfolio, each a series of BlackRock Funds II (File No. 811-22061)

Dear Ms. Churko:

On behalf of BlackRock Funds V and BlackRock Funds II (each, a “Registrant” and collectively, the “Registrants”), this letter responds to the telephonic comments provided on February 28, 2020 by Ms. Kathy Churko of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the annual report to shareholders (each, an “Annual Report” and collectively, the “Annual Reports”) of each of BlackRock Inflation Protected Bond Portfolio, a series of BlackRock Funds V, for the fiscal year ended December 31, 2018, and BlackRock Dynamic High Income Portfolio and BlackRock Multi-Asset Income Portfolio, each a series of BlackRock Funds II (each such series, a “Fund” and collectively, the “Funds”), for the fiscal year ended July 31, 2019.

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meaning set forth in the relevant Annual Report(s).

BlackRock Inflation Protected Bond Portfolio

Comment 1:        Please explain how the amount reflected in “options written at value” in the Consolidated Statement of Assets and Liabilities for the Fund ties to the Consolidated Schedule of Investments for the Fund in accordance with Rules 12-13 and 12-13D of Regulation S-X.

Response:        The “options written at value” amount of ($183,030) as reflected in the Fund’s Consolidated Statement of Assets and Liabilities is comprised of the following values within the Fund’s Consolidated Schedule of Investments: ($412) of Inflation Rate Caps, ($125,353) of OTC Interest Rate Caps Sold, and ($57,265) of Exchange-Traded Options Written. BlackRock Funds V submits that this is consistent with the requirements of Regulation S-X.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

April 1, 2020

Comment 2:        Please provide an explanation for any significant variation in the Fund’s portfolio turnover rates over the two most recently completed fiscal years or any anticipated variation in the portfolio turnover rate from that reported for the last fiscal year in accordance with Item 16(e) of Form N-1A.

Response:        The portfolio turnover rates for the Fund’s two most recently completed fiscal years (as of the date of the Annual Report) were 76% for the fiscal year ended December 31, 2017 and 176% for the fiscal year ended December 31, 2018. As of the date of this letter, the Fund’s most recent financial statements reflect that the portfolio turnover rate for the fiscal year ended December 31, 2019 was 252%. Each of these increases in portfolio turnover was due to the implementation of additional investment strategies and increased trading activity. The Fund will include the relevant disclosure in the next annual update to its registration statement in accordance with Item 16(e) of Form N-1A.

BlackRock Dynamic High Income Portfolio and BlackRock Multi-Asset Income Portfolio

Comment 3:        Please explain how the blended benchmark index for each Fund is an appropriate broad-based securities market index for such Fund as required by Instruction 5 to Item 27(b)(7) of Form N-1A.

Response:        BlackRock Funds II (the “Registrant”) submits that each Fund’s blended benchmark is an appropriate broad-based securities index that reflects the flexible nature of each Fund’s multi-asset investment strategy. The Registrant believes that each blended benchmark more accurately reflects the investment objective and strategies of each Fund than the applicable benchmark’s components, which themselves are widely-recognized and broad-based securities indices that represent the asset classes within each Fund’s strategy. In addition, the Registrant notes that the blended benchmarks are simple percentage allocations of the components and that no affiliated person of the Registrant or its investment adviser or principal underwriter selects the securities in the component indices. Therefore, the Registrant submits that no affiliated person of the Registrant or its investment adviser or principal underwriter “administers” the blended benchmarks as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A. The Registrant also notes that the performance of each component index is listed separately within the Performance Information section of each Fund’s prospectus, alongside the returns of the blended benchmark.

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Securities and Exchange Commission

April 1, 2020

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Annual Reports.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Janey Ahn
Jessica Herlihy
John A. MacKinnon
Margery K. Neale
Elliot J. Gluck

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